Room 4561

May 9, 2007

Mr. Michael L. Baur
Chief Executive Officer
Scansource, Inc.
6 Logue Court
Greenville, SC 29615

      Re: Scansource, Inc.
             Form 8-K Filed April 20, 2007
             File No. 000-26926

Dear Mr. Baur:

We have completed our review of your Form 8-K filed April 20, 2007 and have no further comments at this time.

          Very truly yours,

          Mark Kronforst
          Accounting Branch Chief